UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

LAIX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

50736W105**

(CUSIP Number)

Chi Sing Ho

c/o IDG Capital Management (HK) Limited

Unit 5505, The Center

99 Queen’s Road

Central, Hong Kong

Telephone: 852-3903-1333

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filed jointly by IDG-Accel China Growth Fund III L.P., IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China III Investors L.P., IDG-Accel China Growth Fund GP III Associates Ltd., IDG Technology Venture Investment V, L.P., IDG Technology Venture Investment V, LLC, IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment IV, LLC, Quan Zhou and Chi Sing Ho (collectively, the “Reporting Persons”) with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of LAIX Inc., a Cayman Islands company (the “Company”).

**	The CUSIP number of 50736W105 applies to the American depositary shares of the Company (“ADSs”). Each ADS represents fourteen Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG-Accel China Growth Fund III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,294,726 Class A Ordinary Shares (1)
	8.	Shared Voting Power 1,075,256 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 2,294,726 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 1,075,256 Class A Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the holder of ADSs representing these shares. By virtue of being the general partner of the reporting person, IDG-Accel China Growth Fund III Associates L.P. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China Growth Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P., which may be deemed to have shared voting and dispositive power with respect to these shares. Quan Zhou and Chi Sing Ho are the controlling persons of IDG Technology Venture Investment IV, LLC, which is the general partner of IDG Technology Venture Investment IV, L.P. Quan Zhou and Chi Sing Ho are also the controlling persons of IDG Technology Venture Investment V, LLC, which is the general partner of IDG Technology Venture Investment V, L.P. By virtue of such relationships, each of IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment IV, LLC, IDG Technology Venture Investment V, L.P and IDG Technology Venture Investment V, LLC may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China III Investors L.P., IDG Technology Venture Investment V, L.P. and IDG Technology Venture Investment IV, L.P. are the holders of ADSs representing these shares. The reporting person and these entities have the same ultimate general partner or controlling persons. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), filed as Exhibit 99.2 to the Form 6-K filed by the Company on June 17, 2022 with the U.S. Securities and Exchange Commission (the “SEC”), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG-Accel China Growth Fund III Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,294,726 Class A Ordinary Shares (1)
	8.	Shared Voting Power 1,075,256 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 2,294,726 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 1,075,256 Class A Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) PN

(1) IDG-Accel China Growth Fund III L.P. is the holder of ADSs representing these shares. By virtue of being the general partner of IDG-Accel China Growth Fund III L.P., the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG-Accel China III Investors L.P., IDG Technology Venture Investment V, L.P. and IDG Technology Venture Investment IV, L.P. are the holders of ADSs representing these shares. The reporting person and these entities have the same ultimate general partner or controlling persons. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG-Accel China III Investors L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 162,638 Class A Ordinary Shares (1)
	8.	Shared Voting Power 3,207,344 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 162,638 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 3,207,344 Class A Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the holder of ADSs representing these shares. By virtue of being the general partner of the reporting person, IDG-Accel China Growth Fund GP III Associates Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China Growth Fund III Associates L.P., which is the general partner of IDG-Accel China Growth Fund III L.P. Quan Zhou and Chi Sing Ho are the controlling persons of IDG Technology Venture Investment IV, LLC, which is the general partner of IDG Technology Venture Investment IV, L.P. Quan Zhou and Chi Sing Ho are also the controlling persons of IDG Technology Venture Investment V, LLC, which is the general partner of IDG Technology Venture Investment V, L.P. By virtue of such relationships, each of IDG-Accel China Growth Fund III Associates L.P., IDG-Accel China Growth Fund III L.P., IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment IV, LLC, Technology Venture Investment V, LLC and IDG Technology Venture Investment V, L.P. may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG-Accel China Growth Fund III L.P., IDG Technology Venture Investment V, L.P. and IDG Technology Venture Investment IV, L.P. are the holders of ADSs representing these shares. The reporting person and these entities have the same ultimate general partner or controlling persons. By virtue of such relationships, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG-Accel China Growth Fund GP III Associates Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,457,364 Class A Ordinary Shares (1)
	8.	Shared Voting Power 912,618 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 2,457,364 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 912,618 Class A Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) CO

(1) IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the holders of ADSs representing these shares. The reporting person is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., which is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Technology Venture Investment V, L.P. and IDG Technology Venture Investment IV, L.P. are the holders of ADSs representing these shares. The reporting person, IDG Technology Venture Investment V, L.P. and IDG Technology Venture Investment IV, L.P. have the same ultimate controlling persons. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG Technology Venture Investment V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 164,612 Class A Ordinary Shares (1)
	8.	Shared Voting Power 3,205,370 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 164,612 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 3,205,370 Class A Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the holder of ADSs representing these shares. By virtue of being the general partner of the reporting person, IDG Technology Venture Investment V, LLC may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the controlling persons of IDG Technology Venture Investment V, LLC, Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. Quan Zhou and Chi Sing Ho are the controlling persons of IDG Technology Venture Investment IV, LLC, which is the general partner of IDG Technology Venture Investment IV, L.P. Quan Zhou and Chi Sing Ho are also shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., which is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., which in turn is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, each of IDG Technology Venture Investment IV, LLC, Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund GP III Associates Ltd., IDG-Accel China III Investors L.P., IDG Accel China Growth Fund III Associates L.P. and IDG-Accel China Growth Fund III L.P. may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the holders of ADSs representing these shares. The reporting person and these entities have the same ultimate controlling persons. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG Technology Venture Investment V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 164,612 Class A Ordinary Shares (1)
	8.	Shared Voting Power 3,205,370 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 164,612 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 3,205,370 Class A Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) OO

(1) IDG Technology Venture Investment V, L.P. is the holder of ADSs representing these shares. By virtue of being the general partner of IDG Technology Venture Investment V, L.P., the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the holders of ADSs representing these shares. The reporting person and these entities have the same ultimate controlling persons. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG Technology Venture Investment IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 748,006 Class A Ordinary Shares (1)
	8.	Shared Voting Power 2,621,976 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 748,006 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 2,621,976 Class A Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) PN

(1) The reporting person is the holder of ADSs representing these shares. By virtue of being the general partner of the reporting person, IDG Technology Venture Investment IV, LLC may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the controlling persons of IDG Technology Venture Investment IV, LLC, Quan Zhou and Chi Sing Ho may be deemed to have shared voting and dispositive power with respect to these shares. Quan Zhou and Chi Sing Ho are the controlling persons of IDG Technology Venture Investment V, LLC, which is the general partner of IDG Technology Venture Investment V, L.P. Quan Zhou and Chi Sing Ho are also shareholders and the two directors of IDG-Accel China Growth Fund GP III Associates Ltd., which is the general partner of IDG-Accel China III Investors L.P. and IDG-Accel China Growth Fund III Associates L.P., which in turn is the general partner of IDG-Accel China Growth Fund III L.P. By virtue of such relationships, each of IDG Technology Venture Investment V, LLC, IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund GP III Associates Ltd., IDG-Accel China III Investors L.P., IDG Accel China Growth Fund III Associates L.P. and IDG-Accel China Growth Fund III L.P. may be deemed to have shared voting and dispositive power with respect to these shares.

(2) IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the holders of ADSs representing these shares. The reporting person and these entities have the same ultimate controlling persons. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons IDG Technology Venture Investment IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 748,006 Class A Ordinary Shares (1)
	8.	Shared Voting Power 2,621,976 Class A Ordinary Shares (2)
	9.	Sole Dispositive Power 748,006 Class A Ordinary Shares (1)
	10.	Shared Dispositive Power 2,621,976 Class A Ordinary Shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) OO

(1) IDG Technology Venture Investment IV, L.P. is the holder of ADSs representing these shares. By virtue of being the general partner of IDG Technology Venture Investment IV, L.P., the reporting person may be deemed to have sole voting and dispositive power with respect to these shares.

(2) IDG Technology Venture Investment V, L.P. and IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. are the holders of ADSs representing these shares. The reporting person and these entities have the same ultimate controlling persons. By virtue of such relationship, the reporting person may be deemed to share the voting and dispositive power with respect to these shares.

(3) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 Class A Ordinary Shares
	8.	Shared Voting Power 3,369,982 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0 Class A Ordinary Shares
	10.	Shared Dispositive Power 3,369,982 Class A Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) IN

(1) Including 748,006 Class A Ordinary Shares represented by ADSs held by IDG Technology Venture Investment IV, L.P., 164,612 Class A Ordinary Shares represented by ADSs held by IDG Technology Venture Investment V, L.P., 2,294,726 Class A Ordinary Shares represented by ADSs held by IDG-Accel China Growth Fund III L.P., and 162,638 Class A Ordinary Shares represented by ADSs held by IDG-Accel China III Investors L.P. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., of which the general partner is IDG-Accel China Growth Fund GP III Associates Ltd., of which the reporting person and Chi Sing Ho are shareholders and the two directors. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC, and the general partner of IDG Technology Venture Investment V, L.P. is IDG Technology Venture Investment V, LLC. The reporting person and Chi Sing Ho are the controlling persons of both IDG Technology Venture Investment IV, LLC and IDG Technology Venture Investment V, LLC. By virtue of such relationships, the reporting person may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

CUSIP No.	50736W105
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 Class A Ordinary Shares
	8.	Shared Voting Power 3,369,982 Class A Ordinary Shares (1)
	9.	Sole Dispositive Power 0 Class A Ordinary Shares
	10.	Shared Dispositive Power 3,369,982 Class A Ordinary Shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,369,982 Class A Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7% of the Ordinary Shares (representing 1.5% of the total outstanding voting power) (3)
14.	Type of Reporting Person (See Instructions) IN

(1) Including 748,006 Class A Ordinary Shares represented by ADSs held by IDG Technology Venture Investment IV, L.P., 164,612 Class A Ordinary Shares represented by ADSs held by IDG Technology Venture Investment V, L.P., 2,294,726 Class A Ordinary Shares represented by ADSs held by IDG-Accel China Growth Fund III L.P., and 162,638 Class A Ordinary Shares represented by ADSs held by IDG-Accel China III Investors L.P. The general partner of IDG-Accel China Growth Fund III L.P. is IDG-Accel China Growth Fund III Associates L.P., of which the general partner is IDG-Accel China Growth Fund GP III Associates Ltd., of which the reporting person and Quan Zhou are shareholders and the two directors. IDG-Accel China Growth Fund GP III Associates Ltd. is also the general partner of IDG-Accel China III Investors L.P. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC, and the general partner of IDG Technology Venture Investment V, L.P. is IDG Technology Venture Investment V, LLC. The reporting person and Quan Zhou are the controlling persons of both IDG Technology Venture Investment IV, LLC and IDG Technology Venture Investment V, LLC. By virtue of such relationships, the reporting person may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares. If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Company’s outstanding Class A Ordinary Shares, such percentage would be 11.1% based on 30,439,951 Class A Ordinary Shares.

This Schedule 13D shall be deemed to amend the statement on Schedule 13G filed by the Reporting Persons with the SEC on February 25, 2022 (the “IDG Schedule 13G”).

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Company, including ADSs representing Class A Ordinary Shares. The Ordinary Shares of the Company consist of Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.001 per share. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share.

Trading in the Company’s ADSs was suspended after the market close on the New York Stock Exchange (“NYSE”) on April 7, 2022. The Company’s ADSs have been quoted on the OTC Pink Limited Information (the “OTC Market”) under the symbol “LAIXY” after the NYSE suspended the trading of Company’s ADSs. Each ADS represents fourteen Class A Ordinary Shares.

The principal executive offices of the Company are located at Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China.

Item 2. Identity and Background.

(a) – (c) and (f) This Schedule 13D is being filed jointly by the following Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act:

(i)	IDG-Accel China Growth Fund III L.P., an exempted Cayman Islands limited partnership with its principal business in investment holding (“IDG-Accel Growth”),

(ii)	IDG-Accel China Growth Fund III Associates L.P., an exempted Cayman Islands limited partnership and the general partner of IDG-Accel Growth with its principal business in investment holding (“IDG-Accel Associates”),

(iii)	IDG-Accel China III Investors L.P., an exempted Cayman Islands limited partnership with its principal business in investment holding (“IDG-Accel Investors”),

(iv)	IDG-Accel China Growth Fund GP III Associates Ltd., an exempted Cayman Islands limited company and the general partner of IDG-Accel Associates and IDG-Accel Investors with its principal business in investment holding (“IDG-Accel GP”),

(v)	IDG Technology Venture Investment V, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business in investment holding (“IDG Investment V LP”),

(vi)	IDG Technology Venture Investment V, LLC, a limited liability company organized under the laws of the State of Delaware and the general partner of IDG Investment V LP with its principal business in investment holding (“IDG Investment V LLC”),

(vii)	IDG Technology Venture Investment IV, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business in investment holding (“IDG Investment IV LP”),

(viii)	IDG Technology Venture Investment IV, LLC, a limited liability company organized under the laws of the State of Delaware and the general partner of IDG Investment IV LP with its principal business in investment holding (“IDG Investment IV LLC”),

(ix)	Quan Zhou, a citizen of the United States of America, and

(x)	Chi Sing Ho, a citizen of Canada.

The directors of IDG-Accel GP are Mr. Chi Sing Ho and Mr. Quan Zhou. The managing members of each of IDG Investment IV LLC and IDG Investment V LLC are Mr. Chi Sing Ho and Mr. Quan Zhou.

The business address of each Reporting Person is IDG VC Management (Macau) Limited, em Macau, Avenida do Infante D. Henrique 47, The Macau Square F11.

The principal occupation of each of Mr. Chi Sing Ho and Mr. Quan Zhou is private equity investment and portfolio management.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

(d) – (e) During the five years preceding the date of this filing, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The Ordinary Shares being reported on this Schedule 13D were previously reported on the IDG Schedule 13G. No Ordinary Shares were purchased by the Reporting Persons in connection with the transaction giving rise to the filing of this Schedule 13D and thus no funds were used by any of the Reporting Persons for such purpose.

In connection with the transactions described in Item 4 below, it is anticipated that, the Consortium (as defined below) intend to fund the Merger (as defined below) through a combination of (i) cash contributions by Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (each a “Sponsor” and collectively, the “Sponsors”) as contemplated by the equity commitment letters dated as of June 17, 2022 (each an “Equity Commitment Letter” and collectively, the “Equity Commitment Letters”) by and between Parent and the Sponsors, pursuant to which each Sponsor has agreed, subject to the terms and conditions thereof, to provide financing in an amount of US$1,000,000, for the purpose of funding the Merger consideration, any other amounts required to be paid by Parent pursuant to the Merger Agreement (as defined below) and other fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement and (ii) rollover financing comprised of the Rollover Shares (as defined below) by the IDG Rollover Shareholders (as defined below) and the Other Rollover Shareholders (as defined below) in accordance with the terms and conditions of the relevant rollover and contribution agreements entered into by Parent and Merger Sub with each of the IDG Rollover Shareholders and the Other Rollover Shareholders.

Item 4. Purpose of Transaction.

On June 17, 2022, the Company entered into an Agreement and Plan of Merger, dated as of June 17, 2022 (as amended from time to time, the “Merger Agreement”), by and among Laix Infinite Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); Prilingo Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and the Company. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are newly-incorporated entities formed on behalf of a consortium consisting of Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Joyx Holdings Ltd., Muang Holdings Ltd. and Ulingo Holdings Ltd. (collectively, the “Consortium Rollover Shareholders”) and the Sponsors (together with the Consortium Rollover Shareholders, the “Consortium”).

Pursuant to the Merger Agreement, (a) each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $0.1357 per Ordinary Share and (b) each of the ADSs issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive $1.90 per ADS (less applicable fees, charges and expenses payable by ADS holders), in each case, in cash, without interest and net of any applicable withholding taxes, other than (i) 16,273,054 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 19,675,674 Class B Ordinary Shares (collectively, the “Rollover Shares”) held by the IDG Rollover Shareholders (as defined below) and the Other Rollover Shareholders (as defined below), (ii) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) owned by Parent, Merger Sub, the Company or any of their respective subsidiaries, (iii) Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by the depositary of the Company’s ADS program and reserved for issuance, settlement and allocation upon exercise or vesting of the Company’s options and (iv) Ordinary Shares owned by holders who have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act of the Cayman Islands. The Merger will be in the form of a “short-form” merger in accordance with section 233(7) of the Companies Act of the Cayman Islands and it does not require a shareholder vote or approval of the Company’s shareholders.

If the Merger is consummated, the ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would no longer be traded on the OTC Market and the Company will be privately held by the members of the Consortium, the IDG Rollover Shareholders and Other Rollover Shareholders.

Concurrently with the execution and delivery of the Merger Agreement, IDG-Accel Growth, IDG-Accel Investors, IDG Investment V LP and IDG Investment IV LP (collectively, the “IDG Rollover Shareholders”) entered into a Rollover and Contribution Agreement with Parent and Merger Sub (the “IDG Rollover Agreement”). Pursuant to the IDG Rollover Agreement, each of the IDG Rollover Shareholders has agreed to contribute all of its Class A Ordinary Shares represented by ADSs (the “IDG Rollover Shares”) to Merger Sub in exchange for newly-issued ordinary shares of Parent, subject to the terms and conditions set forth therein. IDG Rollover Shareholders also agreed, until the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement and (iii) the written agreement by Parent and the IDG Rollover Shareholders, not to, among other things, acquire, sell, transfer or otherwise dispose of any IDG Rollover Shares or other securities of the Company.

Concurrently with the execution and delivery of the Merger Agreement and the IDG Rollover Agreement, each of GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital Select L.P., Trustbridge Partners V, L.P. CMC Lullaby Holdings Limited, Mirae Asset – Naver Asia Growth Investment Pte. Ltd., Cherubic Ventures SSG II Ltd, Best Venture Technology Limited, Joyx Holdings Ltd., Muang Holdings Ltd. and Ulingo Holdings Ltd. (collectively, the “Other Rollover Shareholders”) also entered into a Rollover and Contribution Agreement with Parent and Merger Sub with terms substantially similar to the terms of the IDG Rollover Agreement and pursuant to which each Other Rollover Shareholder has agreed to contribute all of its Ordinary Shares (the “Other Rollover Shares”) to Merger Sub in exchange for newly issued ordinary shares of Parent, subject to the terms and conditions set forth therein. Each of the Other Rollover Shareholders also agreed, until the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement and (iii) the written agreement by Parent and such Other Rollover Shareholders, not to, among other things, acquire, sell, transfer or otherwise dispose of any Other Rollover Shares or other securities of the Company.

Concurrently with the execution of the Merger Agreement, each of the Sponsors has entered into an Equity Commitment Letter with Parent, pursuant to which and subject to the terms and conditions set forth therein, each Sponsor will subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Parent and to pay (or cause to be paid) to Parent an aggregate amount in cash equal to US$1,000,000, (a) to fund (or cause to be funded) the Merger consideration and any other amounts required to be paid by Parent pursuant to the Merger Agreement, and (b) to pay (or cause to be paid) fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

Concurrently with the execution of the Merger Agreement, Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin and the Sponsors (collectively, the “Guarantors”) executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company whereby the Guarantors agreed to absolutely, irrevocably and unconditionally guarantee Parent’s obligation to pay the Company the Parent Termination Fee (as defined in the Merger Agreement) if and as required pursuant to the terms of the Merger Agreement, up to US$136,000.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the IDG Rollover Agreement, the Equity Commitment Letter entered by Tenzing Holdings 2011 Ltd., the Equity Commitment Letter entered by Sino Avenue Limited, and the Limited Guarantee, copies of which are attached hereto as is attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of the Ordinary Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which such Reporting Persons have sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2 and 4 above is hereby incorporated by reference.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to be a “group” with members of the Consortium and the Other Rollover Shareholders pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by members of the Consortium and the Other Rollover Shareholders. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by the Consortium or the Other Rollover Shareholders.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6. The summaries of certain provisions of such agreements in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements in this Item 6 are filed herewith as Exhibits 99.2 through 99.6 and are incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement dated as of June 23, 2022 by and among the Reporting Persons.

99.2	Agreement and Plan of Merger dated June 17, 2022 by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Company on June 17, 2022).

99.3	Rollover and Contribution Agreement dated as of June 17, 2022 by and among Parent, Merger Sub and the IDG Rollover Shareholders.

99.4	Equity Commitment Letter dated June 17, 2022 by and between Parent and Tenzing Holdings 2011 Ltd. (incorporated by reference to Exhibit H to the Schedule 13D/A filed by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings Ltd., Muang Holdings Ltd., Ulingo Holdings Ltd. and Best Venture Technology Limited on June 21, 2022)

99.5	Equity Commitment Letter dated June 17, 2022 by and between Parent and Sino Avenue Limited. (incorporated by reference to Exhibit I to the Schedule 13D/A filed by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings Ltd., Muang Holdings Ltd., Ulingo Holdings Ltd. and Best Venture Technology Limited on June 21, 2022)

99.6	Limited Guarantee dated June 17, 2022 by and among Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, the Sponsors and the Company. (incorporated by reference to Exhibit N to the Schedule 13D/A filed by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings Ltd., Muang Holdings Ltd., Ulingo Holdings Ltd. and Best Venture Technology Limited on June 21, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2022

IDG-Accel China Growth Fund III L.P.

By: IDG-Accel China Growth Fund III Associates L.P.,

its General Partner

By: IDG-Accel China Growth Fund GP III Associates Ltd.,

General Partner of IDG-Accel China Growth Fund III Associates L.P.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG-Accel China III Investors L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG Technology Venture Investment IV, L.P. By: IDG Technology Venture Investment IV, LLC its General Partner

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG Technology Venture Investment V, L.P. By: IDG Technology Venture Investment V, LLC its General Partner

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG-Accel China Growth Fund III Associates L.P. By: IDG-Accel China Growth Fund GP III Associates Ltd., its General Partner

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG-Accel China Growth Fund GP III Associates Ltd.

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG Technology Venture Investment IV, LLC

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

IDG Technology Venture Investment V, LLC

By:	/s/ Quan Zhou
Name: Quan Zhou
Title: Authorized Signatory

QUAN ZHOU

/s/ Quan Zhou

CHI SING HO

/s/ Chi Sing Ho